SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1(*)

OCA, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

67083Q101
(CUSIP Number)

JOHN F. NEMELKA
NIGHTWATCH CAPITAL MANAGEMENT, LLC
3311 NORTH UNIVERSITY AVENUE, SUITE 200
PROVO, UTAH 84604
TELEPHONE: (801) 805-1300

(Name, address and telephone number of person
authorized to receive notices and communications)

November 22, 2005
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 67083Q101

	(1)	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NightWatch Capital Management, LLC 14-1839526
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐ (b) ☒
	(3)	SEC USE ONLY

	(4)	SOURCE OF FUNDS **

WC
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
_______________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
2,706,000
		(8)	SHARED VOTING POWER
0
		(9)	SOLE DISPOSITIVE POWER
2,706,000
		(10)	SHARED DISPOSITIVE POWER
0
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,000
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%
	(14)	TYPE OF REPORTING PERSON **
OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed on October 26, 2005 (the “Schedule 13D”), by NightWatch Capital Management, LLC, a Delaware limited liability company, relating to the common stock of OCA, Inc., par value $.001 per share. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

NWCP, NWCP II and GMS purchased shares of Common Stock in a series of transactions between April 14, 2005, and November 15, 2005. The aggregate purchase price for such shares of Common Stock was approximately $4,842,864. The source of funds for the purchase transactions was working capital of NWCP, NWCP II and GMS. The shares of Common Stock are held in prime brokerage accounts of NWCP, NWCP II and GMS, which may from time to time have debit balances. Because other securities are held in such accounts, it is not possible to determine the amounts, if any, of financing used at any time with respect to the shares of Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

NWCM intends to, among other things, closely evaluate the performance of the Company and the value of the Securities (as defined in Item 5), including but not limited to the continued analysis and assessment by NWCM of the Company's business, assets, operations, financial condition, capital structure, management and prospects. Depending upon such factors that NWCM may from time to time deem relevant, NWCM may, among other things, (i) communicate with other shareholders of the Company, or persons who may desire to become shareholders of the Company, regarding the composition of the Company's board of directors and management, (ii) solicit proxies or consents, to be used at either the Company's regular annual meeting of shareholders, or at a special meeting of shareholders, or otherwise, with respect to the matters described in clause (i) above, including possibly the election of one or more nominees of NWCM and/or such other shareholders to the board of directors of the Company, (iii) seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties, (iv) acquire additional Securities, (v) dispose of any or all of the Securities, (vi) provide debt or equity financing (or a combination thereof) directly to the Company and/or (vii) take such other actions with respect to the Company as NWCM may from time to time determine.

Except as otherwise described in this Item 4 of this Schedule 13D, the acquisition of the Securities by the Item 2 Persons is for general investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)     The securities referenced in this statement (the “Securities”) consist of 2,706,000 shares of Common Stock, representing approximately 5.4% of the 50,345,000 shares of Common Stock outstanding as of September 30, 2004, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 23, 2004. The Company reported in its Report of Unscheduled Material Events or Corporate Events on Form 8-K filed with the Securities and Exchange Commission on June 7, 2005, that it may have understated the number of outstanding shares of its Common Stock by a cumulative maximum amount of approximately 500,000, in which event the Securities would represent as low as approximately 5.3% of the aggregate outstanding Common Stock of the Company.

Pursuant to Advisory Agreements with NWCP, NWCP II and GMS, and acting through its managing member, NWCG, NWCA has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, NWCA may be deemed to be the beneficial owner of the Securities. Acting through its managing member, NWM, and in its capacity as the managing member of NWCA, NWCG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, NWCG may be deemed to be the beneficial owner of the Securities. Acting through its managing member, JFNM, and in its capacity as the managing member of NWCG, NWM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, NWM may be deemed to be the beneficial owner of the Securities. Acting through its managing member, Mr. Nemelka, and in its capacity as the managing member of NWM, JFNM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, JFNM may be deemed to be the beneficial owner of the Securities. In his capacity as managing member of JFNM, Mr. Nemelka has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Mr. Nemelka may be deemed to be the beneficial owner of the Securities. The Item 2 Persons expressly declare that the filing of this Amendment No. 1 shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of the Securities.

(c)   All transactions in the Common Stock effected by the Item 2 Persons since the most recent filing on Schedule 13D were effected in open market transactions and are set forth below on Annex A attached hereto and made a part hereof.

(d)   Not Applicable.

(e)   Not Applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 - Letter from NWCM to the Board of Directors of the Company dated November 22, 2005

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief I hereby certify that the information set forth in this Amendment No. 1 is true, complete and correct.

NIGHTWATCH CAPITAL MANAGEMENT, LLC

Dated: November 22, 2005	By:	/s/ John F. Nemelka
	Name:	John F. Nemelka
	Title:	President

Annex A

Item 2 Person	Buy/Sell	Date	Shares	Price per share
GMS	Buy	11/11/2005	2,667	$0.45
GMS	Buy	11/15/2005	11,801	$0.40
NWCP II	Buy	11/11/2005	8,112	$0.45
NWCP II	Buy	11/15/2005	35,891	$0.40
NWCP	Buy	11/11/2005	39,221	$0.45
NWCP	Buy	11/15/2005	52,308	$0.40